Exhibit 99.4

MITEL NETWORKS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE FISCAL YEARS ENDED April 24, 2005, April 30, 2006 and April 30, 2007 and FOR THE SIX DAY PERIOD ENDED APRIL 30, 2005
(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2006 and 2007 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss and cash flows for each of the years ended April 24, 2005, April 30, 2006, April 30, 2007 and the six day period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2006 and 2007 and the results of their operations and cash flows for each of the years ended April 24, 2005, April 30, 2006, April 30, 2007 and the six day period ended April 30, 2005 in accordance with accounting principles generally accepted in the United States of America.
The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Ottawa, Canada	Deloitte & Touche LLP
June 19, 2007	Licensed Public Accountants
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2(r) and 25  to the financial statements. Our report to the Board of Directors and Shareholders of Mitel Networks Corporation dated June 14, 2007 with respect to the consolidated financial statements is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 2(b) to the financial statements. Our report to the Board of Directors and Shareholders dated June 14, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Ottawa, Canada	Deloitte & Touche LLP
June 19, 2007	Licensed Public Accountants

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2006	April 30, 2007

ASSETS

Current assets:
Cash and cash equivalents	$35.7	$33.5
Restricted cash	1.7	3.6
Accounts receivable (net of allowance of $2.5 and $2.5, respectively)	79.7	81.7
Due from related parties	0.4	0.8
Inventories	23.6	19.8
Income tax receivable	—	0.8
Deferred tax asset	0.7	—
Other current assets	24.7	30.2

	166.5	170.4

Investment	—	1.0
Long-term receivables	0.4	0.9
Property and equipment	17.4	16.5
Goodwill	6.8	6.8
Intangible and other assets	6.6	6.6
Deferred tax asset	2.1	—

	$199.8	$202.2

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Bank indebtedness	$2.1	$0.5
Accounts payable and accrued liabilities	73.3	98.7
Income and other taxes payable	1.7	0.1
Deferred revenue	23.1	19.6
Due to related parties	24.2	23.0
Current portion of long-term debt	1.6	1.9

	126.0	143.8

Long-term debt	2.5	2.1
Long-term portion of lease termination obligations	5.5	3.7
Litigation settlement obligation	—	10.8
Convertible notes	48.7	50.2
Derivative instruments	75.9	67.3
Deferred gain	5.5	4.9
Pension liability	40.1	50.5

	304.2	333.3

Commitments and contingencies

Redeemable common shares, without par value : 10,000,000 shares authorized; issued and outstanding at April 30, 2006 and April 30, 2007	18.7	19.0
Convertible, redeemable preferred shares, without par value – unlimited shares authorized; issued and outstanding: Series A: 20,000,000 shares at April 30, 2006, and April 30, 2007; Series B: 67,789,300 shares at April 30, 2006 and April 30, 2007	45.5	52.5

	64.2	71.5

Shareholders’ deficiency:
Common shares, without par value – unlimited shares authorized:, 107,302,322, and 107,344,086 issued and outstanding at April 30, 2006, and April 30, 2007	188.8	189.1
Warrants	47.9	62.9
Deferred stock-based compensation	(0.1)	(0.1)
Additional paid-in capital	—	0.3
Accumulated deficit	(355.5)	(398.2)
Accumulated other comprehensive loss	(49.7)	(56.6)

	(168.6)	(202.6)

	$199.8	$202.2

APPROVED BY THE BOARD

/s/ Paul Butcher	/s/ Donald W. Smith

Director	Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Year Ended	Six Days Ended	Year Ended	Year Ended
	April 24, 2005	April 30, 2005	April 30, 2006	April 30, 2007

Revenues:
Products	$207.7	$1.7	$260.5	$263.6
Services	134.5	1.5	126.6	121.3

	342.2	3.2	387.1	384.9

Cost of revenues:
Products	132.0	1.6	149.1	151.8
Services	81.2	0.8	76.6	73.3

	213.2	2.4	225.7	225.1

Gross margin	129.0	0.8	161.4	159.8

Expenses:
Selling, general and administrative	114.9	1.8	120.7	123.5
Research and development	41.4	0.7	44.1	41.7
Special charges	10.6	—	5.7	9.3
Litigation settlement	—	—	—	16.3
Initial public offering costs	—	—	—	3.3
Loss (gain) on sale of manufacturing operations	3.4	—	(0.9)	(1.0)
Gain on sale of assets	—	—	(1.5)	—

	170.3	2.5	168.1	193.1

Operating loss	(41.3)	(1.7)	(6.7)	(33.3)

Interest expense	(2.6)	—	(7.6)	(9.1)
Fair value adjustment on derivative instruments	(5.3)	(0.1)	(32.6)	8.6
Other income	0.4	0.2	0.4	0.6

Loss before income taxes	(48.8)	(1.6)	(46.5)	(33.2)

Current income tax expense (recovery)	0.8	—	0.9	(0.2)
Deferred income tax expense (recovery)	—	—	(2.8)	2.0

Net loss	$(49.6)	$(1.6)	$(44.6)	$(35.0)

Net loss per common share:
Basic and diluted	$(0.49)	$(0.01)	$(0.44)	$(0.36)

Weighted-average number of common shares outstanding
Basic and diluted	113,792,829	117,149,933	117,230,198	117,336,927

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

	Common Shares			Deferred Stock-		Accumulated Other	Total
				based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

Common shares issued:
Cash and employee loans	5,601,870	4.6	—	—	—	—	4.6
Professional services received	153,616	0.1	—	—	—	—	0.1
Exchange of common shares for Series B convertible, redeemable preferred shares	(364,156)	(0.5)	—	—	—	—	(0.5)
Common share issue costs	—	(0.3)	—	—	—	—	(0.3)
Share purchase loans	—	(1.3)	—	—	—	—	(1.3)
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(24,154)	—	—	—	—	—	—
Issuance of warrants	—	—	10.4	—	—	—	10.4
Amortization of deferred stock-based compensation	—	—	—	(0.2)	—	—	(0.2)
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.6)	—	(5.6)

	107,149,933	$187.6	$40.2	$(0.4)	$(252.7)	$(21.9)	$(47.2)

Net loss	—	—	—	—	(49.6)	—	(49.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(5.6)	(5.6)
Minimum pension liability adjustments	—	—	—	—	—	2.4	2.4

Comprehensive loss	—	—	—	—	(49.6)	(3.2)	(52.8)

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

Issuance of warrants	—	—	7.7	—	—	—	7.7
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(0.1)	—	(0.1)

	107,149,933	$187.6	$47.9	$(0.4)	$(302.4)	$(25.1)	$(92.4)

Net loss	—	—	—	—	(1.6)	—	(1.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	0.9	0.9

Comprehensive loss	—	—	—	—	(1.6)	0.9	(0.7)

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

	Common Shares			Additional	Deferred Stock-		Accumulated Other	Total
				Paid-in	based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$—	$(0.4)	$(304.0)	$(24.2)	$(93.1)

Common shares issued:
Exercise of stock options	58,174	0.2	—	—	—	—	—	0.2
Professional services received	132,261	0.1	—	—	—	—	—	0.1
Fair value adjustment relating to stock option plan	—	(0.3)	—	—	0.3	—	—	—
Share purchase loan repayments	—	1.1	—	—	—	—	—	1.1
Shares repurchased	(38,046)	—	—	—	—	—	—	—
Deferred stock-based compensation	—	0.1	—	—	(0.1)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.1	—	—	0.1
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(6.9)	—	(6.9)

	107,302,322	$188.8	$47.9	$—	$(0.1)	$(310.9)	$(24.2)	$(98.5)

Net loss	—	—	—	—	—	(44.6)	—	(44.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	(10.9)	(10.9)
Minimum pension liability adjustments	—	—	—	—	—	—	(14.6)	(14.6)

Comprehensive loss	—	—	—	—	—	(44.6)	(25.5)	(70.1)

Balance at April 30, 2006	107,302,322	$188.8	$47.9	$—	$(0.1)	$(355.5)	$(49.7)	$(168.6)

Common shares issued:
Exercise of stock options	45,624	0.1	—	—	—	—	—	0.1
Professional services received	10,000	—	—	—	—	—	—	—
Warrants issued	—	—	15.0	—	—	—	—	15.0
Share purchase loan repayments	—	0.2	—	—	—	—	—	0.2
Shares repurchased	(13,860)	—	—		—	—	—	—
Stock-based compensation	—	—	—	0.3		—	—	0.3
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(7.3)	—	(7.3)

	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(362.8)	$(49.7)	$(160.3)

Net loss	—	—	—	—	—	(35.0)	—	(35.0)
Other comprehensive income:				—
Foreign currency translation adjustments	—	—	—	—	—	—	1.2	1.2
Minimum pension liability adjustments	—	—	—	—	—	—	16.6	16.6

Comprehensive loss	—	—	—	—	—	(35.0)	17.8	(17.2)

Adoption of SFAS 158 pension liability	—	—	—	—	—	(0.4)	(24.7)	(25.1)
Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(398.2)	$(56.6)	$(202.6)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Year Ended	Six Days Ended	Year Ended	Year Ended
	April 24, 2005	April 30, 2005	April 30, 2006	April 30, 2007

CASH PROVIDED BY (USED IN)

Operating activities:
Net loss	$(49.6)	$(1.6)	$(44.6)	$(35.0)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	8.9	0.2	10.2	9.8
Amortization of deferred gain	—	—	(0.3)	(0.6)
Fair value adjustment on derivative instruments	5.3	0.1	32.6	(8.6)
Accretion of convertible notes to redemption value	—	—	1.5	1.5
Stock-based compensation	—	—	0.3	0.3
Deferred income taxes	—	—	(2.8)	2.8
Loss (gain) on sale of manufacturing operations	3.4	—	(0.9)	(1.0)
Loss (gain) on sale of business and assets	—	—	(1.5)	—
Unrealized foreign exchange loss (gain)	(2.0)	(0.9)	2.1	(3.2)
Non-cash movements in provisions	5.5	—	4.2	4.1
Non-cash portion of litigation settlement	—	—	—	15.3
Change in non-cash operating assets and liabilities, net	(3.3)	1.0	(3.1)	2.6

Net cash used in operating activities	(31.8)	(1.2)	(2.3)	(12.0)

Investing activities:
Additions to capital and intangible assets	(4.5)	(0.1)	(8.8)	(7.1)
(Increase) decrease in restricted cash	0.9	(1.0)	(0.5)	(1.9)
Proceeds on sale of assets	—	—	12.4	—
Realized foreign exchange loss on hedging activities	(8.4)	—	(8.0)	(3.9)
Realized foreign exchange gain on hedging activities	6.2	—	8.6	0.5

Net cash provided by (used in) investing activities	(5.8)	(1.1)	3.7	(12.4)

Financing activities:
Increase (decrease) in bank indebtedness	8.9	(14.6)	0.7	(1.6)
Deferred financing costs	—	(0.4)	(1.8)	(2.1)
Proceeds from issuance of convertible notes	—	54.3	—	—
Repayment of long-term debt	(4.4)	—	(11.9)	(1.0)
Proceeds from transfer of receivables	—	—	—	10.9
Proceeds from issuance of warrants	12.4	—	—	15.0
Proceeds from issuance of common shares	2.4	—	0.2	0.1
Proceeds from repayments of employee share purchase loans	1.1	—	1.1	0.2
Share issue costs	(0.3)	—	—	—

Net cash provided by (used in) financing activities	20.1	39.3	(11.7)	21.5

Effect of exchange rate changes on cash and cash equivalents	0.5	(0.1)	(0.6)	0.7

Increase (decrease) in cash and cash equivalents	(17.0)	36.9	(10.9)	(2.2)

Cash and cash equivalents, beginning of period	26.7	9.7	46.6	35.7

Cash and cash equivalents, end of period	$9.7	$46.6	$35.7	$33.5

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)
1.	BACKGROUND AND NATURE OF OPERATIONS
Mitel Networks Corporation (the “Company”) is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including the education, government, healthcare, hospitality and retail in the United States (“US”), Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia-Pacific regions.
The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Communications Systems Division of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation.
2.	ACCOUNTING POLICIES
These consolidated financial statements have been prepared by the Company in accordance with US generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.
Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.
a)	Fiscal Year End
On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April to April 30. The change in fiscal year end allows the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period (“Transition Period”) from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.
b)	Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended April 24, 2005, Transition Period, April 30, 2006 and April 30, 2007, the company incurred losses of $49.6, $1.6, $44.6 and $35.0 respectively. As well, the put options issued in connection with the 10,000,000 common shares (see Note 19) and 16,000,000 Series B Preferred Shares (see Note 20) financing were set to mature on May 1, 2007. As described in Note 19, the 10,000,000 common shares are redeemable for cash at a price of $2.85 Canadian dollars (“C$”) per share representing a total of $25.8. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of assets and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.
It is management’s plan to finance its operations for the foreseeable future primarily with the proceeds received from investors as a result of the proposed transaction described in Note 28, or to proceed with the initial public offering that was initiated on May 9, 2006 when the Company filed a registration statement on Form F-1 under the Securities Act of 1933 to sell common shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell common shares in Canada.
Aside from the preliminary IPO filings and the Merger agreement described in Note 28, there are no formal agreements in place as at the date of finalization of these financial statements that guarantee additional financing will be received. As such, there can be no assurance that additional financing will be available on terms satisfactory to the Company.
c)	Basis of Consolidation
The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.
d)	Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, warranty costs, sales returns, pension costs, taxes, goodwill and impairment assessments, and the valuation of stock options, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.
e)	Change in Functional Currency and Foreign Currency Translation
Prior to May 1, 2006, the financial statements of the parent company and its subsidiaries were measured using their local currency as the functional currency. Effective May 1, 2006, the parent company changed its functional currency from the Canadian dollar to the U.S. dollar as a result of a change in the parent company’s primary economic environment, where the majority of sales and expenses now occur in the U.S. dollar. The consolidated financial statements of the Company continue to be prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.
Monetary assets and liabilities denominated in currencies foreign to the functional currency of each entity, are translated into functional currency using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses resulting from the translation of these accounts are included in the determination of income for the period. During fiscal 2007, the Company recorded a foreign exchange loss of $0.3 (2005 — $0.2 loss; Transition Period — $0.3 gain; 2006 — $0.4 gain).
f)	Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.
Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.
Indirect channels
The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.
The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. Sales to the Company’s resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.
Direct channels
The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.
Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.
The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.
g)	Cash and Cash Equivalents
Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.
h)	Restricted Cash
Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.
i)	Allowance for Doubtful Accounts
The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. The Company regularly reviews accounts receivable and uses judgment to assess the collectibility of specific accounts and based on this assessment, an allowance is maintained for those accounts that are deemed to be uncollectible. For the remaining amounts that are not specifically identified as being uncollectible, an allowance is estimated based on the aging of the accounts, the Company’s historical collection experience, and other currently available evidence.
j)	Inventories
Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.
k)	Transfer of Receivables
Transfers of accounts receivable are accounted for as sales if the terms of the transfer meet the criteria for surrender of control under FASB Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Company entered into an agreement on April 30, 2007 under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on CAD receivables and 10.25% on USD receivables. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale.
l)	Property and Equipment
Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.
Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

m)	Goodwill and Intangible Assets
Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.
n)	Derivative Financial Instruments
The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other income (expense), net, in the Consolidated Statements of Operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.
As explained in Note 20, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
In addition, the make whole premium on the convertible notes and the redemption rights upon a Fundamental Change as described further in Note 16, qualify as a derivative, which is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
o)	Income Taxes
Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.
p)	Research and Development
Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.
q)	Defined Benefit Pension Plan
Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service, and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The over-funded or under-funded status of the defined benefit pension plan is recognized as an asset or liability, respectively, on the balance sheet, with an offsetting adjustment made to accumulated other comprehensive income. Effective fiscal 2007, the Company measures its plan assets and obligations at the year-end balance sheet date.
The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company, based upon its long-term plans for such increases.

r)	Stock-Based Compensation Plan
The Company has a stock-based compensation plan described in Note 22. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant.
Prior to May 1, 2006, the Company accounted for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants.
On May 1, 2006, the Company adopted Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R’’), which revises SFAS 123 and supercedes APB 25, and also applied the provisions of SAB 107 in its adoption of SFAS 123R. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company has applied the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period for the entire award. In accordance with the prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
Share-based compensation expense is based on a fair value estimate made on the grant-date using the Black-Scholes option-pricing model for each award, net of estimated forfeitures, and is recognized over the employee’s requisite service period, which is generally the vesting period. Forfeitures are estimated based on the Company’s historical rates of forfeiture. In the Company’s pro-forma information, required under SFAS 123 for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.
In accordance with SFAS 123(R) and SAB 107, the Company is no longer able to use the minimum value method of measuring equity share options and so has estimated the volatility of its stock using historical volatility of comparable public companies. The Company will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for future option grants.
The assumptions used in the Black Scholes option-pricing model are summarized as follows:

	April 30, 2007

Risk-free interest rate		4.1%
Dividends		0%
Expected volatility		86.6%
Annual forfeiture rate		15%
Expected life of the options	5	years
Fair value per option		$0.77
Based on these assumptions, share based compensation expense reduced the Company’s results of operations by $0.3 for the year ended April 30, 2007. Changes in the subjective input assumptions can, however, materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable results.
s)	Net Loss per Common Share
Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.
t)	Other Comprehensive Loss
Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries and minimum pension liability adjustments.
u)	Advertising Costs
The cost of advertising is expensed as incurred, except for cooperative advertising obligations, which are expensed at the time the related sales are recognized and the advertising credits are earned. Cooperative advertising obligations are classified as a revenue reduction or cost of sale in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2007, the Company incurred $8.3 in advertising costs (2005 — $9.4; Transition Period — $0.2; 2006 — $10.3). During fiscal 2007, the Company incurred $3.3 in cooperative advertising obligations (2005 — $2.9; Transition Period — $nil; 2006 — $4.6).

v)	Product Warranties
The Company’s product warranties are generally for periods up to fifteen months. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.
w)	Recent Accounting Pronouncements
In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of SFAS 155 and does not expect its adoption to have a material effect on the consolidated financial statements.
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt the provisions of FIN 48 in fiscal 2008 and is currently assessing the impact of the adoption on the consolidated financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157 and has not yet fully determined the impact, if any, on the consolidated financial statements.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its financial statements.
Effective fiscal 2007, the Company adopted FASB statements No. 151 “Inventory Costs”, No. 153 “Exchanges of Non-Monetary Assets”, No. 154 “Accounting Changes and Error Corrections”, No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, and No. 123R “Share Based Payment”, as well as Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). and FASB Staff Position (“FSP”) SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations”. With the exception of SFAS 123R (see Note 2 r) and SFAS 158 (see Note 25), the adoption of these accounting pronouncements did not have a material impact on the Company’s results of operations, financial condition or cash flows.
x)	Comparative Figures
Effective fiscal 2006, the Company revised its allocation of revenues and cost of revenues between product and service groups and as a result restated its 2005 consolidated financial statements, including comparative figures. The revision resulted in a reclassification of $24.7 and $0.1 from product revenues to service revenues, and also resulted in a reclassification of $20.4 and $0.1 from product cost of revenues to service cost of revenues for 2005 and the Transition Period respectively.
3.	RELATED PARTY TRANSACTIONS
As at April 30, 2006 and April 30, 2007, amounts receivable from related parties were $0.4 and $0.8, and amounts payable to related parties were $24.2 and $23.0 respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (the “Principal Shareholder”), not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations
On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result, additional expenses of $3.4 was recorded in the fiscal 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates. In fiscal 2007, Mitel successfully subleased certain areas of the vacated premises to new tenants, and as a result, recorded a reversal of $1.0 against the loss.
In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During fiscal 2007, the Company purchased $91.0 of products and services (2005 — $94.2; Transition Period — $1.8; 2006 — $101.4) and sold $2.1 of raw material inventory (2005 — $0.9; Transition Period — $0.1; 2006 — $0.4) under this agreement. As of April 30, 2007, balances payable pursuant to this agreement amounted to $24.2 (April 30, 2006 — $24.0) and balances receivable pursuant to this agreement amounted to $2.8 (April 30, 2006 — $0.7).
Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2007, manufacturing tools purchased from BreconRidge amounted to $0.2 (2005 — $0.2; Transition Period — $nil; 2006 — $0.9).
On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2007, the Company provided services valued at $0.2 under these agreements (2005 — $1.0; Transition Period — $nil; 2006 — $0.5).
Leased properties
In March 2001 the Company and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.
On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. In August 2005, the building in the U.K. was sold to an unrelated third party. In August 2006, the Ottawa sublease expired and was not renewed. Accordingly, the Company no longer receives rental income from BreconRidge for either facilities in the U.K. or Ottawa.
See Note 17 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2007, balances due to the company controlled by the Principal Shareholder and related to the lease agreement amounted to $0.6 (April 30, 2006 — $0.4).
Financing
In addition to the warrants described in Note 21, during fiscal 2007, the Company borrowed funds to fund short term working capital requirements from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The promissory notes bore interest at three-month LIBOR plus 5% and the interest expense incurred on these related party loans during the year amounted to $0.1. The amount borrowed never exceeded $5.0 at any one time, all funding was repaid within the year and there was no balance payable at April 30, 2007.
Prepaid License and Investment Agreement
On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc (“NCI”), a company in which the Principal Shareholder has an ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001.
Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2007, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet at April 30, 2007 has been accounted for using the cost method.
In addition to the license and financing agreement described above, the Company also purchased $2.1 of products and services from NCI for the year ended April 30, 2007 (2005 - $nil; Transition Period -$nil; 2006 — $0.3). The related net balance payable at April 30, 2007 was $0.5 (April 30, 2006 — $0.2).
Other
In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During fiscal 2007, the Company purchased $0.1 of products and services (2005 — $0.4; Transition Period — $nil; 2006 — $0.3) from March Networks and had a balance payable recorded in the due to related parties pursuant to this agreement in the amount of $nil (April 30, 2006 — $0.1).
Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company’s business were $0.6 and $3.0 respectively for the year ended April 30, 2007 (2005 — $0.4 and $1.2, respectively; Transition period — insignificant; 2006 — $0.4 and $3.6 respectively). The net balances payable as a result of these transactions was $0.8 at April 30, 2007 (April 30, 2006 — $0.8).
4.	SPECIAL CHARGES
During fiscal 2005 the Company recorded pre-tax special charges of $10.6. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 154 employees around the world, $1.3 of non-cancelable lease costs related to excess facilities, $0.9 of assets written off as a result of the Company’s discontinuation of its ASIC design program, and a reversal of prior year’s charges of $0.3.
During fiscal 2006 the Company implemented additional restructuring actions which resulted in pre-tax special charges of $5.7. The components of the charge include $5.7 of employee severance and benefits incurred in the termination of 84 employees around the world, $0.8 of accreted interest related to lease termination obligation and a reversal of $0.8 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities was completed during fiscal 2007. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities.
During fiscal 2007, the Company recorded pre-tax special charges of $9.3 as a result of continuing efforts to improve the Company’s operational efficiency and realign its business to focus on IP-based communications solutions. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 129 employees around the world, $0.4 of accreted interest related to lease termination obligations and $0.2 related to additional lease terminations in the period. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.0 representing the long-term portion of the lease obligation has been recorded under long term liabilities.

The following table summarizes details of the Company’s special charges and related reserve during fiscal 2006 and fiscal 2007:

		Lease
	Workforce	Termination	Assets Written
Description	Reduction	Obligation	Off	Legal Costs	Total

Balance of provision as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8

Fiscal 2005:
Charges	8.7	1.3	0.9	—	10.9
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(8.9)	(1.2)	—	(0.4)	(10.5)
Assets written off	—	—	(0.9)	—	(0.9)
Foreign currency impact	0.4	0.3	—	—	0.7

Balance of provision as of April 24, 2005	$2.0	$5.7	$—	$—	$7.7

Transition Period:
Cash payments	(0.2)	—	—	—	(0.2)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of provision as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4

Fiscal 2006:
Charges	5.7	0.8	—	—	6.5
Adjustments	—	(0.8)	—	—	(0.8)
Cash payments	(6.0)	(1.3)	—	—	(7.3)
Foreign currency impact	0.2	(0.3)	—	—	(0.1)

Balance of provision as of April 30, 2006	$1.7	$4.0	$—	$—	$5.7

Fiscal 2007:
Charges	8.7	0.6			9.3
Cash payments	(9.5)	(1.0)			(10.5)
Foreign currency impact	0.3	0.4			0.7

Balance of provision as of April 30, 2007	$1.2	$4.0	$—	$—	$5.2

5.	SEGMENT INFORMATION
General description
Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration.
In years previous to fiscal 2006, the Company reported its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). Effective fiscal 2006, Mitel changed its structure of reporting so that the reportable segments are now represented by the following four geographic areas: United States, Canada and Caribbean & Latin America (CALA), Europe, Middle East & Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business. The results of operations for 2005 have been restated to conform with the new presentation.
The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, marketing, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

Business segments
Financial information by geographic area for fiscal years 2005, 2006 and 2007, and the Transition Period under the new basis of reporting is summarized below. External revenues are attributed to geographic area based on sales office location.

	United	Canada and			Corporate
	States	CALA	EMEA	Asia Pacific	and Other	Total

Fiscal 2005

Revenue	$153.5	$37.2	$145.5	$6.0	$—	$342.2

Contribution Margin	59.5	13.7	39.7	—	—	112.9
Shared and unallocated costs	—	—	—	—	(154.2)	(154.2)

Operating earnings (loss)	$59.5	$13.7	$39.7	$—	$(154.2)	$(41.3)

Transition Period

Revenue	$1.8	$0.4	$1.0	$—	$—	$3.2

Contribution Margin	0.5	—	(0.3)	(0.1)	—	0.1
Shared and unallocated costs	—	—	—	—	(1.8)	(1.8)

Operating earnings (loss)	$0.5	$—	$(0.3)	$(0.1	$(1.8)	$(1.7)

Fiscal 2006

Revenue	$178.5	$43.6	$156.3	$8.7	$—	$387.1

Contribution Margin	73.9	17.1	52.1	0.6	—	143.7
Shared and unallocated costs	—	—	—	—	(150.4)	(150.4)

Operating earnings (loss)	$73.9	$17.1	$52.1	$0.6	$(150.4)	$(6.7)

Fiscal 2007

Revenue	$161.6	$49.4	$162.4	$11.5	$—	$384.9

Contribution margin	63.0	20.0	51.2	1.9	—	136.1
Shared and unallocated costs	—	—	—	—	(169.4)	(169.4)

Operating earnings (loss)	$63.0	$20.0	$51.2	$1.9	$(169.4)	$(33.3)

Product information
Effective fiscal 2006, the Company revised the allocation of revenues between its product and service groups. The following table sets forth the net revenues for groups of similar products and services by period under the revised basis of reporting:

		Transition
	2005	Period	2006	2007

Products:
Platforms and desktop appliances	$165.1	$1.3	$204.3	$201.4
Applications	23.5	0.3	34.2	38.4
Other (1)	19.1	0.1	22.0	23.8

	207.7	1.7	260.5	263.6

Services:
Maintenance and support	85.3	1.2	80.9	77.2
Installation	22.1	0.1	24.6	21.2
Managed services	10.9	0.2	9.2	7.7
Professional services	16.2	—	11.9	15.2

	134.5	1.5	126.6	121.3

Total	$342.2	$3.2	$387.1	$384.9

(1)	Other products include mainly OEM products representing approximately six percent, three percent, six percent and six percent of total revenue in fiscal 2005, Transition Period, fiscal 2006 and fiscal 2007 respectively.

Geographic information
Revenues from external customers are attributed to the following countries based on location of the customers.

		Transition
	2005	Period	2006	2007

Canada	$26.5	$0.3	$30.9	$37.6
United States	155.3	1.8	178.9	161.9
United Kingdom	127.3	1.0	130.2	129.0
Other foreign countries	33.1	0.1	47.1	56.4

	$342.2	$3.2	$387.1	$384.9

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2006			April 30, 2007
	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets

Canada	$10.4	$4.2	$6.6	$11.6	$4.2	$6.6
United States	1.0	0.9	—	1.1	0.9	—
United Kingdom	5.0	1.7	—	3.6	1.7	—
Other foreign countries	1.0	—	—	0.2	—	—

	$17.4	$6.8	$6.6	$16.5	$6.8	$6.6

Concentrations
The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. For the period ended April 30, 2007, sales of $48.4 were made to one customer in the United States and accounted for more than 10 percent of the Company’s revenue. No other single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 24, 2005, April 30, 2006 and April 30, 2007 and the Transition Period.
As a result of the disposal of the manufacturing operations described in Note 3, BreconRidge manufactures substantially all of the Company’s products. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2007, there was excess inventory of $4.0 (2006 — $0.9) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.
6.	DIVESTITURES
Sale of Edict Training Ltd.
On October 7, 2005, the Company completed the sale of its 8,000 shares, or eighty-percent ownership interest, in Edict for consideration of £0.2, or $0.3 to be applied against amounts due from Edict Training Ltd. The transaction resulted in an insignificant loss, which was recorded in other income/expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred in connection with this disposal were considered nominal.

Revenues and net loss relating to Edict for the period from May 1, 2005 until the date of disposal amounted to $0.4 and $0.6 respectively ($3.4 and $1.6 for fiscal 2005). The following details the carrying value of Edict’s major classes of assets and liabilities as at the date of disposal:

October 7,
2005

Assets Cash
Cash	$0.1
Accounts receivable	0.3
Fixed assets	—
Due to affiliates (net)	1.0

Liabilities
Accounts payable and accrued liabilities	(0.6)
Deferred revenue	(0.5)

$0.3

Sale of U.K. land and building
On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2006 and April 30, 2007 was $5.5 and $4.9 respectively. The provision for income taxes in fiscal 2006 relating to the sale of the land and buildings was $0.9 (£0.6).
7.	RECEIVABLES PURCHASE AGREEMENT
On April 30, 2007, the Company entered into an agreement under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on Canadian dollar receivables and 10.25% on US dollar receivables. Under the Agreement, the Company will continue to service, administer and collect the pool of accounts receivable without a fee, on behalf of the purchaser and, in certain events of breach can be required to repurchase the receivables. The Agreement is guaranteed by the Company’s principal shareholder, for which a fee of $0.012 was paid, and $1.9 was recorded as restricted cash in connection with the agreement. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale. The agreement does not provide the financial institution with the right to pledge or resell the transferred receivables.
8.	OTHER CURRENT ASSETS
The following are included in other current assets as of April 30, 2006 and April 30, 2007.

	April 30,	April 30,
	2006	2007

Prepaid expenses	$13.6	$14.3
Other receivables	9.5	11.7
Deferred charges	1.6	4.2

	$24.7	$30.2

Included in deferred charges is $2.1 relating to the financing described in Note 28. Included in other receivables are unbilled receivables of $9.5 as of April 30, 2007 (2006 — $6.5).
9.	INVENTORIES

	April 30,	April 30,
	2006	2007

Raw materials	$0.9	$2.4
Finished goods	22.7	17.4

	$23.6	$19.8

10.	PROPERTY AND EQUIPMENT

	April 30,	April 30,
	2006	2007

Cost:
Equipment	$68.8	$69.9

	68.8	69.9

Less accumulated depreciation
Equipment	51.4	53.4

	51.4	53.4

	$17.4	$16.5

As of April 30, 2007, equipment included leased assets with cost of $6.2 (2006 — $4.6) and accumulated depreciation of $2.8 (2006 — $1.3) and equipment utilized in the provision of Managed Services (see Note 2(f)) with cost of $7.5 (2006 — $8.0) and accumulated depreciation of $6.6 (2006 — $6.7). Depreciation expense recorded in fiscal 2007 amounted to $7.1 (2005 - $7.6; Transition Period — $0.2; 2006 — $8.6).
11.	GOODWILL

	April 30,	April 30,
	2006	2007

Balance, beginning of the period	$6.0	$6.8
Foreign currency impact	0.8	—

Balance, end of period	$6.8	$6.8

The Company performs its impairment tests of goodwill annually on January 31 in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. The Company concluded that there was no impairment since the fair value determination of the reporting units were found to exceed the carrying values in fiscal 2006 and fiscal 2007.
12.	INTANGIBLE AND OTHER ASSETS

	April 30,	April 30,
	2006	2007

Cost:
Patents, trademarks and other	$5.4	$6.9
Deferred debt issue costs	4.5	5.0

	9.9	11.9

Less accumulated depreciation
Patents, trademarks and other	2.5	3.6
Deferred debt issue costs	0.8	1.7

	3.3	5.3

	$6.6	$6.6

Amortization of intangible and other assets was $0.7, $nil, $1.7 and $1.9 each of fiscal 2005, Transition Period, fiscal 2006, and fiscal 2007 respectively. Deferred debt issue costs will be amortized over 5 years of which $1.7 has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2007, over the next five years is as follows: fiscal 2008 — $2.4; fiscal 2009 — $1.7; fiscal 2010 — $1.5; fiscal 2011 — $0.5 and fiscal 2012 — $0.5. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.
13.	BANK INDEBTEDNESS
The Company’s UK subsidiary has indemnity facilities totaling $1.9 (£1.0) available for letters of credit and other guarantees, $0.9 of which has been drawn at April 30, 2007 (April 30, 2006 — $0.8). The indemnity and credit facilities are unsecured.
Amounts appearing in bank indebtedness as of April 30, 2006 and April 30, 2007 represent credit book balances resulting from an excess of outstanding checks over funds on deposit where a right of offset does not exist.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 30,
	2006	2007

Trade payable	$21.0	$40.0
Employee-related payables	11.6	14.0
Restructuring, warranty and other provisions	5.7	5.1
Receivables purchase obligation	—	12.8
Other accrued liabilities	35.0	26.8

	$73.3	$98.7

15.	LONG-TERM DEBT

	April 30,	April 30,
	2006	2007

Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from 8 to 36 months, secured by the leased assets	$4.1	$4.0

	4.1	4.0
Less: current portion	1.6	1.9

	$2.5	$2.1

Interest expense related to long-term debt, including obligations under capital leases, was $0.2 in fiscal 2007 (2005 — $1.0; Transition Period — insignificant; 2006 — $0.5). Future minimum lease payments as of April 30, 2007 under capital leases total $4.4 of which $2.0, $1.6, $0.4 and $0.4 relate to fiscal years 2008 to 2011, respectively. Interest costs of $0.4 are included in the total future lease payments.
16.	CONVERTIBLE NOTES
Senior Secured Convertible Notes
On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a Qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a Fundamental Change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2007 management has determined the fair value of the derivative instrument to be nominal.
At any time commencing on or after the later of (i) May 1, 2008 and (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company has the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. In the Event of Default, Holders of the notes may accelerate and require the Company to redeem all or any portion of the notes held including accrued and unpaid interest. Upon the occurrence of a Fundamental Change, the Company shall irrevocably offer to repurchase all or a portion of the note at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company’s assets, a purchase of more than 50% of the Company’s outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.

As a redemption upon the occurrence of a Fundamental Change in the 18 months after issuance but prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2006 management has assigned nominal value to the derivative instrument. At April 30, 2007 the right to receive this rate of return no longer exists since the 18-month period after issuance has lapsed.
The Holders of the notes have no voting rights and all payments due under this note shall rank pari passu with all additional notes and, prior to the consummation of a Qualified IPO, shall not be subordinate to any indebtedness of the Company. The notes are secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.
In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 21. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $4.5 were incurred in connection with the financing transaction, and have been recorded as a deferred charge within the Intangible and Other Assets balance in the Consolidated Balance Sheet.
The following table summarizes the allocation of the convertible notes among its different elements and movement in the carrying value of the convertible notes:

	April 30,	April 30,
	2006	2007

Balance, beginning of period	$46.6	$48.7
Accretion of convertible notes to redemption value	1.5	1.5
Foreign currency impact	0.6	—

Balance, end of period	$48.7	$50.2

Convertible Debentures
On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. In fiscal 2004, the entire carrying value of the debentures and accrued interest of $9.3 was converted into 5,445,775 common shares of the Company at C$2.00 per common share. In fiscal 2004 and fiscal 2005, the common shares were converted into 10,891,550 Series B preferred shares. As the Company determined that the fair value of the Series B preferred shares to be equivalent to the fair value of the common shares, there was no gain or loss recorded on the exchange.
17. COMMITMENTS AND GUARANTEES
Operating leases
The Company leases certain equipment and facilities under 3rd party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 3). Rental expense and income on operating leases were as follows:

		Transition
	2005	Period	2006	2007

Rental expense
Arms-length	$8.3	$—	$8.1	$12.2
Related party	5.9	0.1	6.5	6.6

Total	$14.2	$0.1	$14.6	$18.8

Rental income
Arms-length	$0.6	$—	$0.2	$1.9
Related party	3.6	—	2.8	0.7

Total	$4.2	$—	$3.0	$2.6

Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2008	$8.0	$8.1	$1.9	$0.1
2009	6.5	8.1	1.1	—
2010	4.5	8.1	0.5	—
2011	3.4	6.8	0.1	—
2012	2.8	—	—	—
Thereafter	8.6	—	—	—

Total	$33.8	$31.1	$3.6	$0.1

Guarantees
The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):
Product warranties
The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. The following table details the changes in the warranty liability:

	April 30,	April 30,
	2006	2007

Balance, beginning of period	$2.6	$2.0
Warranty costs incurred	(1.8)	(1.2)
Warranties issued	1.0	1.1
Other	0.2	(0.1)

Balance, end of period	$2.0	$1.8

Intellectual property indemnification obligations
The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.
Bid and performance related bonds
The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2006 and April 30, 2007 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2007, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $2.5 (2006 – $2.5).
18. CONTINGENCIES
On June 23, 2006, one of the Company’s competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requested damages. On September 8, 2006 the Company filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing on certain of the Company’s patents and also requested damages.
The competitor had also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid.
During fiscal 2007, the Company and the competitor both expressed willingness to settle all litigation claims outside of court, and a final agreement was reached on March 19, 2007. Under the terms of the settlement agreement, the competitor agreed to release the Company from all past infringements and the parties have also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $14.8, representing the present value of $19.7 payable over a 5-year period and discounted using an interest rate of 12%, was recorded during the year ended April 30, 2007 in the consolidated statement of operations. Also included in the litigation settlement charge of $16.3 are legal costs incurred of $1.5. At April 30, 2007, $5.9 had been recorded in accounts payable and accrued liabilities and $10.4 was recorded in the litigation settlement obligation. The litigation settlement obligation also includes $0.4 of accrued interest. The first payment under the settlement agreement was paid in the first quarter of fiscal 2008.
A class action suit was certified on October 7, 2006 in the Ontario Superior Court of Justice that covered a certain number of Mitel’s Canadian employees who were terminated in connection with the restructuring activities in the quarter ending October 31, 2006. On February 28, 2007, the action was settled at mediation. An amount was accrued at the time when the loss was determined to be both probable and estimable.

On April 30, 2007, Mitel was made party to a class action lawsuit related to the proposed merger described in Note 28. The complaint alleges that the Company aided and abetted Inter-Tel in breaching their fiduciary duties of loyalty and due care by approving the merger without regard to the fairness of the transaction to Inter-Tel stockholders. The plaintiff is seeking an injunction to the consummation of the proposed merger. While the Company believes the claims are without merit and intends to defend vigorously, Mitel cannot predict the outcome of the lawsuit and the impact it could have on the merger.
The Company is also party to a small number of other legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.
19. REDEEMABLE COMMON SHARES
Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006 (the “put date”), Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share which translates to a total cash outlay of $25.8 based on April 30, 2007 foreign exchange rates. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. Subsequent to year-end, the put date was again extended until the earlier of the completion of the acquisition as described in Note 28, or November 2, 2007 (see Note 29). The common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $2.1 (2006 — $1.8) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 30, 2007. The accreted amount is recorded as an increase in accumulated deficit.
The following table summarizes the changes in redeemable common shares during the years presented:

	April 30,	April 30,
	2006	2007

Balance, beginning of the period	$18.2	$18.7
Interest accreted during the period	0.5	0.3

Balance, end of period	$18.7	$19.0

20. CONVERTIBLE, REDEEMABLE PREFERRED SHARES
Series A Preferred Shares
On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of C$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 21, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of C$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and is recorded as a component of shareholders’ deficiency.
The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 30, 2006 and April 30, 2007. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.
The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of C$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of C$1.00 per preferred share divided by the fair market value of a common share on the date of conversion iii) if the shares are converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders will receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price. As the fair market value of the common shares into which the Series A Preferred Shares were convertible was greater than the effective conversion price for accounting purposes, determined based on the gross proceeds less the fair value of the warrants on the date of issuance, a deemed dividend for this excess of $1.4 was recorded as an increase in the net loss attributable to common shareholders for the year ended April 25, 2004.

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 30, 2006 and April 30, 2007 management has estimated that the fair market value of the preferred shares was C$2.55 and C$2.16 per share, respectively.
As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $15.3 as of April 30, 2007 (April 30, 2006 — $17.3), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2005, Transition Period, fiscal 2006 and fiscal 2007, the amount of accreted interest was $1.2, insignificant, $1.6 and $2.1 respectively.
Series B Preferred Shares
On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Series B Preferred Shares of the Company at C$1.00 per preferred share. During fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders (refer to Note 16) upon conversion were exchanged for 728,312 Series B preferred shares.
The Series B Preferred Shares carry the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.
The Series B Preferred Shares carry the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.
Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an IPO of its common shares by the put date, one of the Company’s Series B Preferred Shareholders, has a right to require the Company to redeem for cash all or part of its 16,000,000 Series B Preferred Shares held in the Company at a price of C$1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. No additional amendments have been made and so the put option on the preferred shares can be exercised at any time after May 1, 2007.
At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 30, 2006 and April 30, 2007 management has estimated that the fair market value of the preferred shares was C$1.00 and C$2.16 per share, respectively.
As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $52.0 as of April 30, 2007 (April 30, 2006 — $58.6) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2006 and fiscal 2007 the amount of accreted interest was $4.8 and 4.9 respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred Shares is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.

     The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Carrying value as of April 30, 2005	$7.0	$32.1	$39.1

Fiscal 2006
Accreted interest	1.6	4.8	6.4

Carrying value as of April 30, 2006	$8.6	$36.9	$45.5

Fiscal 2007
Accreted interest	2.1	4.9	7.0

Carrying value as of April 30, 2007	$10.7	$41.8	$52.5

21. WARRANTS
The following table outlines the carrying value of warrants outstanding as of April 30, 2006 and April 30, 2007:

	April 30,	April 30,
	2006	2007

i) Warrants issued/issuable in connection with government funding	$39.1	$39.1
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0
iii) Warrants issued to financing agent	0.1	0.1
iv) Warrants issued in connection with Senior Secured Convertible Notes	7.7	7.7
v) Warrants issued to Wesley Clover Corporation	—	15.0

Total warrants outstanding	$47.9	$62.9

i)	During fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each fiscal year was determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 totaled 12,887,440 and were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006 or fiscal 2007. As of April 30, 2007 there are 37,355,518 warrants outstanding and no remaining amounts receivable (April 30, 2006 – $1.3).

ii)	In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified IPO.

iii)	In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at C$1.00 per share and have a five year life. The warrants expire in connection with a Qualified IPO.

iv)	As described in Note 16, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.

v)	On September 21, 2006, the Company issued 15,000 warrants to Wesley Clover for an aggregate purchase price of $15.0. Each of the warrants entitles the holder to purchase the Company’s common shares. The warrants are automatically exercisable, without the payment of any additional consideration, at the time that is either (i) immediately prior to the completion of an initial public offering (ii) immediately prior to a sale of all or substantially all of the Company’s equity to a purchaser for cash or for a mix of cash and shares or (iii) immediately prior to a Fundamental Change as defined in Note 16, but in no event later than September 21, 2008.
The warrants are exercisable at a price per share equal to the lesser of $1,000 divided by (i) 85% of the US dollar price per common share being offered in the initial public offering or upon the change of control event if it occurs in the first 12 months and increasing by 1 1/4% per month thereafter subject to a maximum additional discount of 15%, and (ii) $1.50. In the event of a Fundamental Change, the warrants are exercisable at a price per share equal to $1,000 divided by $1.50. The terms of the warrant do not limit the number of shares that are issuable on conversion. If the settlement were to occur on April 30, 2007, for an event that is either an initial public offering or change of control, excluding the effect of the additional warrants described below, 16,806,723 common shares would be issued based on a share price of $1.05. For each $0.01 dollar decrease in this share price, the Company would be required to issue an additional 161,603 shares. If the settlement were to occur on April 30, 2007 as a result of a Fundamental Change event or expiry, 10,000,000 shares would be issued based on a fixed share price of $1.50.
If the warrants are exercised as result of an initial public offering, the holder will receive additional warrants (IPO Warrants) to purchase a variable number of common shares that is equal to the number of common shares issued upon exercise of the warrants, at an exercise price equal to the US dollar price per common share offered in the initial public offering. The IPO Warrants expire on the date that is eighteen months following the completion of an initial public offering.
Additionally, in the event of a subsequent offering, the warrant holders are entitled to exchange the warrants for an equivalent monetary investment in any form of security which is issued by way of a private placement within 120 days of the closing date. There were no additional private placements or subsequent offerings prior to the expiration of this 120-day period.
22. SHARE CAPITAL
The Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the preferred shares are described further in Note 20 of these financial statements.
During fiscal 2007, the Company issued 10,000 shares (2005 – 153,616; 2006 – 132,261) for an insignificant amount of consideration (2005 — $0.1; 2006 — $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.
Equity offerings
On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $14.6, of which $8.8 was received in cash and $5.9 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during fiscal 2003 and reinstated during fiscal 2004, fiscal 2005 and fiscal 2006. At April 30, 2007, there was only $0.1 remaining of employee loans receivable.
During fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at C$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

Share Purchase Loans
As part of the fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing US employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a Company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-US employees were provided with the ability to acquire shares under similar terms and conditions. In fiscal 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 was recorded against shareholders’ deficiency. Repayments against the loans were made during fiscal 2006 and fiscal 2007, and the balance remaining at April 30, 2007 was $0.1 (April 30, 2006 — $0.3).
Stock Option Plan
In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “2001 Stock Option Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment.
Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grants under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan which was approved by the shareholders of Mitel and became effective on September 7, 2006. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercised, termination or expiry.
The 2006 Equity Incentive Plan permits grants of stock options, deferred share units, restricted stock units, performance share units and other share-based awards. Under the new plan, options are generally granted for a fixed number of shares with an exercise price equal to the fair market value of the shares at the date of grant, and vest 25% each year over a four year period on the anniversary date of the grant. The Company’s Board of Directors has the discretion to amend general vesting provisions and the term of any option, subject to limits contained in the plan. The aggregate number of common shares that may be issued under the 2006 Equity Incentive Plan is 12% of the total number of common shares outstanding from time to time (less the issued options outstanding under the 2001 Stock Option Plan). Common shares subject to outstanding awards under this new plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.
The number of common shares available for grant under the 2006 Equity Incentive Plan at April 30, 2007 was 2,028,666 options (2006 – 4,234,331 under the 2001 Stock Option Plan).

Following is a summary of the Company’s stock option activity under both stock option plans and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2005			Transition Period
		Weighted	Aggregate		Weighted	Aggregate
	Number of	Average	Intrinsic	Number of	Average	Intrinsic
	Shares	Exercise Price	Value	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	4,482,264	$2.77	$—	18,480,002	$1.22	$—
Granted	15,220,873	0.81	—	—	—	—
Forfeited	(725,856)	1.54	—	(15,153)	1.69	—
Expired	(497,279)	2.84	—	(8,600)	2.96	—

Balance, end of period:	18,480,002	$1.22	$—	18,456,249	$1.19	$—

Number of options exercisable	3,017,863	$2.82	$—	3,102,973	$2.78	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.15			$—

	Fiscal 2006			Fiscal 2007
		Weighted	Aggregate		Weighted	Aggregate
	Number of	Average	Intrinsic	Number of	Average	Intrinsic
	Shares	Exercise Price	Value	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	18,456,249	$1.34	$—	20,668,538	$1.06	$—
Granted	5,227,233	0.90	—	6,123,177	1.13	—
Exercised	(58,174)	2.81	—	(45,624)	1.18	—
Forfeited	(879,766)	1.27	—	(1,356,657)	2.51	—
Expired	(2,077,004)	3.07	—	(2,944,849)	0.94	—

Balance, end of period:	20,668,538	$1.06	$—	22,444,585	$1.02	$—

Number of options exercisable	4,947,519	$1.48	$—	8,115,722	$1.04	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.14			$0.77

The aggregate intrinsic value of options exercised for fiscal 2005, Transition Period, fiscal 2006 and fiscal 2007 is $nil since the fair value of the options at the time of exercise was equivalent to the exercise price.

A summary of options outstanding as at April 30, 2007 is as follows:

	Total outstanding			Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Shares	Contractual Life	Intrinsic Value	Shares	Contractual Life	Intrinsic Value

$0.90	15,699,201	2.6 years	2,298,520	7,320,196	2.5 years	1,071,750
$1.02	62,987	4.4 years	1,823	—	—	—
$1.05	227,633	3.9 years	418	58,532	3.9 years	4,205
$1.07	4,047,900	4.8 years	—	—	—	—
$1.12	546,305	4.9 years	—	—	—	—
$1.40	1,042,247	4.1 years	—	—	—	—
$1.81	141,562	1.6 years	—	108,494	1.6 years	—
$2.48	676,750	0.6 years	—	628,500	0.6 years	—

	22,444,585		2,300,761	8,115,722		1,075,955

Options expected to vest as of April 30, 2007				19,077,897
The aggregate intrinsic value of outstanding and exercisable stock options represents the amount by which the fair value of the common shares exceeds the exercise price of in-the-money options. The amount is based on a fair value of $1.05, which is assumed to be the price that would have been received by the option holders had all stock option holders exercised and sold their options on April 30, 2007.
Earnings (loss) per share
The following table sets forth the computation of basic and diluted loss per share:

		Transition
	2005	Period	2006	2007

Net loss, as reported	$(49.6)	$(1.6)	$(44.6)	$(35.0)
Accreted interest on redeemable shares	(5.6)	(0.1)	(6.9)	(7.3)

Net loss available to common shareholders	$(55.2)	$(1.7)	$(51.5)	$(42.3)

Weighted average number of common shares outstanding during the period	113,792,829	117,149,933	117,230,198	117,336,927

Loss per common share – basic and diluted	$(0.49)	$(0.01)	$(0.44)	$(0.36)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

		Transition
(number of shares)	2005	Period	2006	2007

Stock options	—	—	1,624,155	3,588,891
Warrants	28,475,127	28,686,974	37,695,141	43,527,960
Convertible, redeemable preferred shares	87,789,300	87,789,300	87,789,300	87,789,300

	116,264,427	116,476,274	127,108,596	134,906,151

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2007, 18,855,694 stock options were excluded from the above table because they were anti-dilutive (2005 – 18,480,002; Transition Period – 18,456,249; 2006 – 19,044,383). Additionally, warrants to acquire 16,500,000 common shares (2005 – 16,500,000; Transition Period – 16,500,000; 2006 – 16,500,000), which could potentially dilute basic earnings per share in the future, were also excluded from the above table since they are contingently issuable and since the conditions for issuance had not been met by the end of the period.

Stock-based Compensation
During fiscal 2007, the Company granted stock options to acquire 300,000 common shares (2005 – 145,604; Transition Period – nil; 2006 – 132,000) at an exercise price equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2006 and April 30, 2007. The following assumptions were used: five-year life, interest rate of 4.10 percent, volatility of 86 percent and no dividends.
Performance-Based Stock Options
On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to selected key employees to acquire 2,810,000 common shares. The options were to vest contingent upon the achievement of certain targets, as measured on April 30, 2006, in accordance with the normal four-year vesting term. At the time of the grant, the options were considered variable plan awards as defined by APB 25 and so were subject to remeasurement for changes in the market price of the underlying stock at the end of each reporting period until the measurement date. The measurement date was defined to be April 30, 2006, since it was determined that the objectives had not been met as of that date. The options were formally cancelled in fiscal 2007 and the expense amount recorded for the year ended April 30, 2007 was $nil (2006 — 0.1).
Deferred Share Unit Plans
In December 2004, Mitel granted deferred share units (DSUs) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2007 there were 390,358 DSUs awarded to executives with a fair value of $0.5 recorded as a liability (2006 – 601,547 DSUs and $0.9 recorded as a liability). The compensation expense recorded in fiscal 2007 to reflect a change in common share fair value was $0.2 (2005 — $nil; Transition Period — $nil; 2006 - $0.3).
23. OTHER INCOME (EXPENSE), NET

		Transition
	2005	Period	2006	2007

Foreign exchange gains (losses), net	$(0.1)	$0.2	$(0.6)	$(0.3)
Interest income	0.5	—	0.7	0.3
Amortization of gain on sale of assets	—	—	0.3	0.6

	$0.4	$0.2	$0.4	$0.6

24. INCOME TAXES
Details of income taxes are as follows:

		Transition
	2005	Period	2006	2007

Loss before income taxes:
Canadian	$(24.8)	$(0.2)	$(35.0)	$(24.1)
Foreign	(24.0)	(1.4)	(11.5)	(10.9)

	$(48.8)	$(1.6)	$(46.5)	$(35.0)

Income tax (expense) recovery:
Current:
Canadian	$0.8	$—	$1.2	$—
Foreign	(1.6)	—	(2.1)	0.2

	(0.8)	—	(0.9)	0.2
Deferred:
Canadian	$—	$—	$—	$—
Foreign	—	—	2.8	(2.0)

	$(0.8)	$—	$1.9	$(1.8)

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

		Transition
	2005	Period	2006	2007

Expected tax rate	36.0%	36.0%	36.0%	36.0%

Expected tax benefit	$17.5	$0.6	$16.7	$12.0
Foreign tax rate differences	(7.9)	(0.5)	(7.4)	(5.2)
Tax effect of temporary differences and losses not recognized	(12.2)	(0.1)	(1.6)	(6.4)
Use of losses not previously recognized	9.3	—	2.4	—
Recognize (write-off) deferred tax asset	—	—	2.8	(2.0)
Permanent differences	(7.0)	—	(12.4)	(2.4)
Tax refunds and other adjustments related to prior years	(0.5)	—	1.4	2.2

Income tax (expense) recovery	$(0.8)	$—	$1.9	$(1.8)

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 30,
	2006	2007

Assets:
Net operating loss carryforwards	$55.5	$67.7
Allowance for doubtful accounts	3.0	0.6
Inventory	(0.5)	0.6
Restructuring and other accrued liabilities	5.1	11.0
Pension	2.7	3.2
Lease obligations and long-term debt	1.3	1.0
Property and equipment	6.8	6.7
Intangible and other assets	10.4	6.8

Total deferred tax assets	84.3	97.6

Deferred tax liabilities	—	—

Total gross deferred tax assets net of total deferred tax liabilities	84.3	97.6
Valuation allowance	(81.5)	(97.6)

Total deferred tax assets	$2.8	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, the Company recorded a deferred tax asset relating to its U.S. operations since these assets were considered more likely than not to be realized. In fiscal 2007, the deferred tax assets were no longer considered more likely than not to be realized and so the Company increased its valuation allowance.
The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 30, 2006		April 30, 2007
Year of	Tax	Tax	Tax	Tax
Expiry	Losses	Credits	Losses	Credits

2008	—	—	—	—
2009	0.6	—	—	—
2010	—	—	31.9	—
2011	32.6	—	55.6	—
2012	58.3	—	43.9	—
2013-2023	136.3	24.6	107.1	33.1
Indefinite	44.7	—	54.5	—

Total	272.5	24.6	293.0	33.1

These tax loss carry forwards relate to operations in Canada, the US, the U.K., Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.
The tax credits relate to the Canadian operations and may be used to offset future Canadian federal income taxes payable.

The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.
The Company is subject to ongoing examinations by certain taxation authorities of the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.
25. PENSION PLANS
The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s U.K. subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value.
In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.
In fiscal 2006, a change in valuation assumptions, in particular changes in discount rates and increases in expected mortality rates, produced an unfavorable impact on the Company’s defined benefit pension plan assets and obligations for the year ended April 30, 2006. There were no significant changes in assumptions in fiscal 2007 and the pension liability decreased from £90.1 to £87.0 as a result of actuarial gains recognized in the year. Despite the decrease, after the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability increased by $9.7 to $173.9.
United Kingdom Defined Benefit Pension Plan
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“SFAS 158”). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. The Company is required to initially recognize the funded status of its defined benefit pension plans and to provide the required disclosures as of April 30, 2007. The requirement to measure plan assets and benefit obligations as of the year-end date is not required until April 30, 2009, the Company has however chosen to early adopt in fiscal 2007 and has measured its assets and liabilities at April 30 rather than March 31.
The effect of the initial adoption of SFAS 158 was as follows:

	April 30, 2007	SFAS 158	April 30, 2007
	Pre-SFAS 158	Adjustments	Post-SFAS 158

Pension liability	$25.4	$25.1	$50.5
Accumulated deficit	$(397.8)	$(0.4)	$(398.2)
Accumulated other comprehensive loss	$(31.9)	$(24.7)	$(56.6)
The decrease in minimum pension liability adjustment included in other comprehensive loss for the year ended April 30, 2007 is $16.6 (2006 – increase of $14.6).
The estimated portion of net gain or loss, net prior service cost, and transition obligation remaining in other comprehensive loss that is expected to be recognized as a component of net periodic benefit cost over the next fiscal year is £0.7 or $1.4. The net gain recognized in other comprehensive loss is £9.8 or $18.6.

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 30,	April 30,
	2006	2007

Change in accrued pension benefits:
Benefit obligation at beginning of period	$121.8	$164.1
Service cost	1.1	1.5
Interest cost	6.2	8.6
Plan participants’ contributions	1.2	1.0
Actuarial (gain) loss	41.0	(15.5)
Benefits paid	(2.3)	(1.9)
Adjustment for change in measurement date	—	0.4
Foreign exchange	(4.9)	15.7

Benefit obligation at end of period	164.1	173.9

Change in plan assets:
Fair value of plan assets at beginning of period	82.8	104.2
Actual return on plan assets	22.3	6.2
Employer contributions	3.6	3.2
Employee contributions	1.2	1.0
Benefits paid	(2.3)	(1.9)
Foreign exchange	(3.4)	10.7

Fair value of plan assets at end of period	104.2	123.4

Funded status	(59.9)	(50.5)
Unrecognized net actuarial loss	19.8	—

Pension Liability	(40.1)	(50.5)

     The following table provides information with respect to the Company’s Projected Benefit Obligation and Accumulated Benefit Obligation, both of which are in excess of plan assets:

	April 30,	April 30,
	2006	2007

Projected benefit obligation	$164.1	$173.9
Accumulated benefit obligation	144.3	148.8
Fair value of plan assets	104.2	123.4
The Company’s net periodic benefit cost was as follows:

		Transition
	2005	Period	2006	2007

Current service cost – defined contribution	$1.7	$—	$1.5	$1.5
Current service cost – defined benefit	1.8	—	1.1	1.5
Interest cost	5.9	—	6.2	8.6
Expected return on plan assets	(5.5)	—	(6.1)	(8.0)
Recognized actuarial loss	1.3	—	1.1	2.1

Net periodic benefit cost	$5.2	$—	$3.8	$5.7

The following assumptions were used to determine the periodic pension expense:

	April 24,		April 30,		April 30,
	2005		2006		2007

Discount rate	5.5%		5.0%		5.0%
Compensation increase rate	2.5%		2.75%		2.75%
Investment returns assumption	7.75%		7.25%		7.25%
Inflation rate	2.5%		2.75%		2.75%
Average remaining service life of employees	20	years	21	years	20	years

The following assumptions were used to determine the net present value of the accrued pension benefits

	April 24,		April 30,		April 30,
	2005		2006		2007

Discount rate	5.5%		5.0%		5.5%
Compensation increase rate	2.5%		2.75%		3.00%
Inflation rate	2.75%		2.75%		3.00%
Average remaining service life of employees	20	years	21	years	20	years
Estimated Future Benefit Payments
The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments

2008	$1.6
2009	1.7
2010	1.8
2011	2.0
2012	2.1
2013-2017	13.0
Contributions
The Company expects contributions of $3.0 to its pension plan in 2007.
Plan Assets
The Company’s target allocation and actual pension plan asset allocation by asset category as of April 30, 2006 and April 30, 2007 are as follows:

	2006	2007	2007
	Actual	Actual	Target

Equities	81%	81%	80%
Bonds	18%	19%	20%
Cash	1%	—	—
The investment objectives of the pension portfolio of assets (“the Fund”) are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.
26. FINANCIAL INSTRUMENTS
Fair value
The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, amounts due to and due from related parties, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 classified as accounts payable and accrued liabilities and $0.2 classified as other current assets at April 30, 2007 (April 30, 2006 — $3.7 classified as accounts payable and accrued liabilities). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is

$55.2 (2006 – $55.1). The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.
     The following table summarizes the financial assets and liabilities for which fair values differed from the carrying amount.

	April 30, 2006		April 30, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Long-term receivables	$0.4	$0.4	$1.9	$1.9
Long-term debt	$4.1	$4.1	$4.0	$4.0
Convertible notes	$48.7	$55.1	$50.2	$55.2
Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable and other receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company has a large number of diverse customers to minimize concentrations of credit risk.
Interest rate risk
The Company is exposed to interest rate risk on its credit facilities which bear interest rates based on the prime rate, and is also exposed to risk on its convertible notes which bear interest based on the London Inter-Bank Offer Rate or “LIBOR”. In September 2005, the Company entered into a derivative contract to limit the impact of changes in LIBOR on interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.
Foreign currency risk
The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in Canadian dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.
The foreign exchange contracts outstanding at April 30, 2007 are due to mature in June 2007. As of April 30, 2007, other income (expense), net included a net unrealized gain of $3.8 (2005 – insignificant gain; Transition Period — $0.2; 2006 — $3.7) for changes in the fair value of foreign exchange contracts. As at April 30, 2007, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for US dollars with aggregate notional amounts of U$12.8 (2006 – C$13.2), (ii) to exchange US dollars for Canadian dollars with a notional amount of U$9.0 (2006 — C$83.9), and (iii) to exchange Euro dollars for US dollars with aggregate notional amounts of U$9.9 (2006 — C$11.4).
Non-derivative and off-balance sheet instruments
Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2006 and April 30, 2007, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.2 as of April 30, 2007 (April 30, 2006 — $1.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2006 and April 30, 2007.

27. SUPPLEMENTARY CASH FLOW INFORMATION

		Transition
	2005	Period	2006	2007

Change in non-cash operating assets and liabilities:
Accounts receivable	$7.5	$4.0	$(12.4)	$1.6
Other current assets	(7.3)	(0.9)	5.2	(3.9)
Inventories	(4.2)	(0.6)	(8.0)	1.0
Income tax receivable	—	—	1.2	—
Long-term receivables	—	—	(0.1)	(1.2)
Accounts payable and accrued liabilities	6.6	(0.6)	8.7	12.9
Long term portion of lease termination obligations	(1.2)	—	(2.3)	(0.9)
Deferred revenue	(2.8)	0.5	(2.5)	(4.6)
Change in pension liability	0.9	—	(1.7)	1.0
Due to related parties	0.5	(1.5)	9.5	(1.8)
Income and other taxes payable	(3.3)	0.1	(0.7)	(1.5)

	$(3.3)	$1.0	$(3.1)	$2.6

Interest payments	$1.8	$—	$2.6	$5.8

Income tax payments	$3.5	$—	$1.4	$0.7

Disclosure of non-cash activities during the period:
Credit note received in exchange for sale of Edict	$—	$—	$0.3	$—
Adjustment to minimum pension liability	$2.4	$—	$(15.0)	$16.6
Adoption of SFAS 158	$—	$—	$—	$25.1
Warrants issued in connection with financing	$—	$7.7	$—	$—
Issuance of shares in exchange for services	$0.1	$—	$0.1	$—
Accretion of interest on redeemable common and preferred shares	$5.6	$0.1	$6.9	$7.3
Common shares issued in exchange for employee loans	$1.3	$—	$—	$—
28. PROPOSED MERGER TRANSACTION
On April 26, 2007, the Company signed a definitive merger agreement whereby the Company will acquire Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions, for US$25.60 per Inter-Tel share in cash representing a total purchase price of approximately $723.0. The boards of directors of both companies have approved the transaction but the transaction remains subject to the approval of Inter-Tel stockholders and other customary closing conditions, including regulatory approvals. The transaction is expected to close in the first quarter of fiscal 2008. The transaction is being funded by a combination of equity and debt and if successful will result in significant changes to the Company’s current debt and equity structure.
29. SUBSEQUENT EVENTS
On May 30, 2007, the holders of the 10,000,000 redeemable common shares (see note 19) agreed to conditionally extend the put option date from May 1, 2007 until the earlier of the completion of the Inter-Tel acquisition described above, and November 2, 2007. The holders also agreed to reduce the redemption price of C$2.85 per common share if the merger transaction is completed. The put option extension and reduction in redemption price are however conditional upon finalizing an amended shareholder agreement that would also extend the put option date on the redeemable preferred shares (as described in Note 20) until the earlier of the completion of the acquisition and November 2, 2007.
On May 31, 2007, the Company borrowed $3.0 from Wesley Clover Corporation, a company controlled by the Principal Shareholder, to fund short-term working capital requirements. The promissory notes are unsecured and bear interest at three-month LIBOR plus 5%.
On May 1, 2007, the Company’s U.K. subsidiary served notice to its U.K. distributors of its intention to terminate their distribution agreements in accordance with the terms of each agreement. On June 11, 2007, the Company received a letter from two of the distributors’ legal counsel alleging that the Company breached certain obligations under the agreement to not solicit resellers, and interfered in the economic interests of the distributors. No formal legal proceedings have been brought against the Company as at the date of finalization of these financial statements. While the Company continues to assess the merits of the claim letter and believes the claims are without merit, Mitel cannot predict the impact this letter could have on the consolidated financial statements.